

May 15, 2007

By facsimile to (561) 237-0803 and U.S. Mail

Mr. Peter Toscano
Chief Executive Officer
International Power Group, LTD.
950 Celebration Boulevard, Suite A
Celebration, FL 34747

Re: International Power Group, LTD.
        Registration Statement on Form S-1
        Filed April 30, 2007
        File No. 333-142463

Dear Mr. Toscano:

        We limited our review of the filing to the issues addressed in our comments. Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

        Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1.   Update the financial statements to comply with the requirements of Article 3 of Regulation S-X.

Registration Statement's Facing Page

2.   Include the zip code of International Power Group, LTD. or International Power as required by Form S-1.

Forward-Looking Statements, page 14

3.   Since International Power is a penny stock issuer, International Power is ineligible to rely on the safe harbor provision for forward-looking statements. See section 27A(b)(1)(C) of the Securities Act and section 21E(b)(1)(C) of the Exchange Act. Delete the phrase "within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 934." Alternatively, state explicitly that International Power is ineligible to rely on the safe harbor provision for forward-looking statements because it is a penny stock issuer.

Executive Compensation, page 27

4.   Although International Power has been filing Exchange Act reports as a small business issuer, International Power has elected to file the registration statement on Form S-1. Thus, International Power must comply with the disclosure requirements of Item 402 of Regulation S-K rather than Item 402 of Regulation S-B and provide the compensation discussion and analysis required by Item 402(b) of Regulation S-K. For guidance on the new disclosure requirements of Item 404 of Regulation S-K, you may wish to refer to Release No. 33-8732A and our telephone interpretations that are available on the Commission's website at http://www.sec.gov.

Selling Stockholders, page 31

5.   For selling stockholders such as Amanda Partners, L.P., Valentine Corporation, and The Valentine Family Trust that are legal entities, disclose the natural person or persons who exercise voting and investment control of the securities being offered by the beneficial owners.

6.   Confirm that none of the selling stockholders is a broker-dealer or a broker-dealer's affiliate.

7.   As applicable, describe briefly any continuing relationship of International Power with a selling stockholder.

8.   As applicable, expand the disclosure to include all compensation fees paid or payable to selling stockholders. For example, we note the disclosure under recent sales of

unregistered securities that International Power granted Amanda Partners, L.P. 10 million shares of its common stock in December 2006 in exchange for services provided by that investment fund or the principal of its investment advisor for services provided to International Power.

9.   For shares being sold that are issuable upon the exercise of a warrant, expand the footnote disclosure to include the warrant's exercise price and the warrant's term.

10.   Consider adding disclosure that the term selling stockholders includes them and their transferees, pledgees, donees, or their successors.

11.   State that International Power will file a prospectus supplement to name successors to any named selling stockholders who are able to use this prospectus to resell the securities.

Legal Matters, page 36

12.   Include counsel's address as required by paragraph 27 of Schedule A to the Securities Act.

Undertakings, page 57

13.   Include the Rule 430C undertaking required by Item 512(g)(2) of Regulation S-B.

Closing

File an amendment to the S-1 in response to the comments. To expedite our review, International Power may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If International Power thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since International Power and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If International Power requests acceleration of the registration statement's effectiveness, International Power should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve International Power from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- International Power may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that International Power provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Hank Gracin, Esq.
        Lehman & Eilen LLP

Mission Bay Plaza Office
20283 State Road 7, Suite 300
Boca Raton, FL 33498